                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                              (Amendment No. 10)


                     GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (Name of Subject Company)


                     GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                     (Name of Person(s) Filing Statement)

                         Common Stock, Par Value $0.25
          (including the associated preferred stock purchase rights)
                        (Title of Class of Securities)

                                  379335 10 2
                     (CUSIP Number of Class of Securities)

                            Jeanette H. Quay, Esq.
                                Vice President,
                         General Counsel and Secretary
                     Global Industrial Technologies, Inc.
                      2121 San Jacinto Street, Suite 2500
                              Dallas, Texas 75201
                                (214) 953-4500
  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copy to:

                             James C. Morphy, Esq.
                              Sullivan & Cromwell
                               125 Broad Street
                           New York, New York 10004
                                (212) 558-4000

     This Amendment No. 10 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 23, 1998, and as subsequently amended (as so amended, the "Schedule 14D-9"), by Global Industrial Technologies, Inc., a Delaware corporation (the "Company"), relating to the offer by WHX Corporation, a Delaware corporation, to purchase for cash through its wholly-owned subsidiary, GT Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.25 per share, of the Company, together with the Rights. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.


Item 7.    Certain Negotiations and Transactions by the Subject Company.


       Item 7, paragraph (a - b) is hereby supplemented and amended by adding the following paragraph:


       On April 21, 1999 the Company announced that it has entered into negotiations with respect to a possible transaction that could involve a merger of the Company. These discussions, which are in preliminary stages with third parties, are the result of the Company's previously announced efforts to explore and evaluate financial alternatives. No assurances can be given that a definitive agreement will be entered into with respect to any transaction and the Company does not expect to make any further announcements with respect thereto unless and until a definitive agreement is executed.



Item 9.  Material to be Filed as Exhibits

     Item 9 is hereby supplemented and amended by adding the following:

     Exhibit 22  Text of Press Release, dated April 21, 1999.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         GLOBAL INDUSTRIAL TECHNOLOGIES, INC.


                         By:        /s/   Jeanette H. Quay
                             --------------------------------------------------
                         Name:  Jeanette H. Quay
                         Title: Vice President, General Counsel and Secretary

Dated: April 21, 1999

                                                                      Exhibit 22
FOR IMMEDIATE RELEASE
Contact: George Pasley
V. P. Communications
214-953-4510
Website:  prnewswire.com/gix

           GLOBAL ENTERS INTO NEGOTIATIONS REGARDING POSSIBLE MERGER


DALLAS, TX (April 21, 1999) -- Global Industrial Technologies, Inc. (NYSE: GIX), a Dallas-based industrial manufacturing company, announced that it has entered into negotiations with respect to a possible transaction that could involve a merger of the Company. These discussions, which are in preliminary stages with third parties, are the result of the Company's previously announced efforts to explore and evaluate financial alternatives. No assurances can be given that a definitive agreement will be entered into with respect to any transaction and the Company does not expect to make any further announcements with respect thereto unless and until a definitive agreement is executed.

Global is a major manufacturer of technologically advanced industrial products that support high-growth markets around the world. Products include forged flanges; undercarriage parts for track-mounted vehicles; modular cells for refining nonferrous metals; premium refractories for lining heat-containing industrial vessels such as steel furnaces; raw materials used to make refractory products; processing and recycling equipment.


Statements the Company may publish, including those in this announcement, that are not strictly historical are "forward-looking" statements under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. Forward-looking statements involve known and unknown risks which may cause the Company's actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from the Company's expectations include, without limitation, changes in manufacturing and shipment schedules, delays in completing plant construction and acquisitions, currency exchange rates, new product and technology developments, competition within each business segment, cyclicity of the markets for the products of a major segment, litigation, significant cost variances, the effects of acquisitions and divestitures, and other risks described from time to time in the Company's SEC reports including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K.

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                  CERTAIN INFORMATION CONCERNING PARTICIPANTS

     Global Industrial Technologies, Inc. (the "Company") and certain other persons named below may be deemed to be participants in the solicitations of proxies against the proposals of WHX Corporation. The participants in this solicitation may include (i) the directors of the Company: David H. Blake, Richard W. Vieser, Samuel B. Casey, Jr., Rawles Fulgham and Graham L. Adelman and (ii) the following executive officers and employees of the Company: Rawles Fulgham (Chairman and Chief Executive Officer), Graham L. Adelman (President and Chief Operating Officer), Alfred L. Williams (Senior Vice President and Chief Financial Officer), Donna Reeves (Vice President and Controller), Jeanette H. Quay (Vice President, General Counsel and Secretary), James Alleman (Vice President-Human Resources), and George Pasley (Vice President-Communications), Juan M. Bravo (Vice President). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of .1% of the Company's common stock or in the aggregate in excess of 2% of the Company's common stock.
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